At October 31 2006 the Fund had outstanding rights to purchase shares of common stock which had been issued pursuant to a rights agreement adopted by the Board By their terms the rights expired on December 5 2006
These rights would have become exercisable 10 days following a public announcement that a person entity or group of affiliated or associated persons or entities collectively an Acquiring Person had acquired beneficial ownership of common stock above a certain threshold the Acquiring Person would not have been able to exercise all of its rights On November 30 2006 the Board adopted new rights agreements under which all shareholders of record received rights to purchase shares of common stock These rights will become exercisable 10 days following a public announcement that an Acquiring Person has acquired beneficial ownership of common stock above a certain threshold the Acquiring Person will not be able to exercise all of its rights
The currently outstanding rights will expire on March 30 2007

This description of the rights does not purport to be complete and is qualified in its entirety by reference to the Form 8A filed on December 1 2006 which is hereby incorporated by reference.